UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Coliseum Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, $0.001 par value per share

(Title of Class of Securities)

G2263T123

(CUSIP Number)

Harry L. You

1180 North Town Center Drive, Suite 100

Las Vegas, NV 89144

(702) 781-4313

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

June 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2263T123

1	Names of Reporting Persons Harry L. You

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: PF

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization USA

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,625,000 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,625,000 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,625,000 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.3% (2)

14	Type of Reporting Person (See Instructions) IN

(1)	Reflects 2,624,999 Class A ordinary shares, par value $0.001 per share (“Class A Shares”) of Coliseum Acquisition Corp. (“Issuer”) and 1 Class B ordinary share, par value $0.001 per share (“Class B Share”) of the Issuer. The Class B Shares are convertible into Class A Shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-254513), as amended, and have no expiration date. Excludes 2,257,500 Class A Shares issuable upon the exercise of 2,257,500 warrants of the Issuer, which are beneficially owned by the Reporting Person but are not exercisable within 60 days of the date of this Report. Each warrant is exercisable to purchase one Class A Share at a price of $11.50 per share, subject to adjustment, beginning 30 days after the Issuer’s completion of its initial business combination, as described in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2023.

(2)	Based on 9,628,200 Class A Shares outstanding as of June 26, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023.

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.001 per share (the “Class A Shares”), of Coliseum Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144.

Item 2.	Identity and Background

This Schedule 13D is being filed by Harry L. You (the “Reporting Person”). The Reporting Person is an individual United States citizen with a business address located at 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144. The Reporting Person serves as the Issuer’s Chief Executive Officer and Chief Financial Officer and a director of the Issuer. The Reporting Person is also serves as Co-Chief Executive Officer and Chairman of the Board of dMY Squared Technology Group, a special purpose acquisition company, with an address of 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144; as Chairman of the Board of dMY Technology Group, Inc. VI, a special purpose acquisition company, with an address of 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144; and as a director of IonQ, Inc., a quantum computing business, with an address of 4505 Campus Drive, College Park, MD 20740.

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

Item 4	Purpose of Transaction

Purchase Agreement

On June 15, 2023, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) between the Issuer, Coliseum Acquisition Sponsor LLC, a Delaware limited liability company and sponsor of the Issuer (“Sponsor”), and Berto LLC, a Delaware limited liability company controlled by the Reporting Person (the “Acquirer”). Pursuant to the Purchase Agreement, Sponsor agreed to sell to Acquirer, and Acquirer agreed to purchase from Sponsor, an aggregate of (i) 2,625,000 Class B ordinary shares, $0.001 par value per share, of the Issuer (the “Class B Shares”), and (ii) 2,257,500 private placement warrants of the Issuer (the “Private Placement Warrants” and together with the Founder Shares, the “Transferred Securities”) held by Sponsor for an aggregate purchase price (the “Purchase Price”) of $1.00 plus Acquirer’s agreement to advance funds to the Issuer in connection with the shareholder vote to approve an extension of the time the Issuer has to complete an initial business combination. As contemplated by the Purchase Agreement, immediately prior to the closing of the transactions contemplated by the Purchase Agreement, Sponsor converted 3,749,999 Class B Shares, including 2,624,999 of the Class B Shares to be sold to Acquirer under the Purchase Agreement, into 3,749,999 Class A Shares pursuant to the terms of the Class B Shares. As used in this Schedule 13D, the term “Founder Shares” refers to the Class B Shares as converted to Class A Shares.

On June 26, 2023 (“Closing Date”), the Reporting Person paid the Purchase Price for the Transferred Securities. The Reporting Person acquired the Transferred Securities for his own account.

Pursuant to the Purchase Agreement, effective June 26, 2023, the Issuer’s existing executive officers resigned as executive officers and the Reporting Person was appointed Chief Executive Officer and Chief Financial Officer of the Issuer. The Issuer’s executive officers who held positions as directors also resigned as directors effective June 26, 2023 and the Reporting Person was designated as a director of the Issuer to fill the resulting vacancy. Additionally, pursuant to the Purchase Agreement, the Issuer’s independent directors have tendered their resignations from the board of directors as well as from each committee of the board of directors on which he or she serves, to be effective as of the later of (i) ten days after the Closing Date, or (ii) the Issuer’s acceptance of such resignations.

Plans or Proposals

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Pursuant to the Purchase Agreement, the Reporting Person, through Acquirer, has the right to fill the vacancies in the Issuer’s board of directors caused by the resignations of the Issuer’s current directors, and thereby replace the entire board of directors of the Issuer with individuals designated by him.

The Reporting Person has acquired the shares reported herein for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person and his representatives may in the future take such actions with respect to his investment in the Issuer as he deems appropriate. Among other things, the Reporting Person may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of the Reporting Person or in which the Reporting Person otherwise has an equity or other interest.

In addition, as the Chief Executive Officer and Chief Financial Officer and a director of the Issuer, the Reporting Person will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the board of directors related to any such business combination, and any matters to be presented to the Issuer’s shareholders in connection therewith. The Reporting Person is expected to be involved in reviewing possible transactions involving the Issuer and identifying candidates to serve on the board of directors. As such, the Reporting Person may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may purchase ordinary shares of the Issuer and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

Item 5	Interest in the Securities of the Issuer

(a) The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. The aggregate number of Class A Shares owned by the Reporting Person is 2,625,000 shares, which includes one Class A Share issuable upon the conversion of one Class B Share held by the reporting person which may be converted at any time and from time to time at the option of the Reporting Person. The Reporting Person’s aggregate percentage of beneficial ownership is approximately 27.3%. References to percentage ownership of Class A Shares in this Schedule 13D are based upon the 9,628,200 Class A Shares outstanding as of June 26, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023.

(b) The Reporting Person has sole voting and dispositive power over the Class A Shares reported in this Schedule 13D.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Founder Shares

Pursuant to a joinder agreement, dated as of June 23, 2023, by and among the Issuer and the Reporting Person, the Founder Shares are subject to certain transfer restrictions. The Reporting Person has agreed not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of the Issuer’s initial business combination and (B) subsequent to the Issuer’s initial business combination, (x) if the last reported sale price of the Class A Shares equals or exceeds (i) $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (ii) $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 75 days after the completion of the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Shares for cash, securities or other property

The one (1) Class B Share held by the Reporting Person will automatically convert into one (1) Class A Share concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as described in the Issuer’s amended and restated memorandum and articles of association. If additional Class A Shares or equity-linked securities are issued or deemed issued in connection with the Issuer’s initial business combination, the number of Class A Shares issuable upon conversion of all Class B Shares then outstanding will equal, in the aggregate, 20% of the total number of Class A Shares outstanding after such conversion (after giving effect to any redemptions of Class A Shares by public shareholders), including the total number of Class A Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the Issuer’s initial business combination (including the forward purchase shares), excluding any Class A Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the Issuer’s initial business combination and any Private Placement Warrants issued to the Sponsor, officers or directors of the Issuer (including the Reporting Person) upon conversion of working capital loans; provided that such conversion of Class B Shares will never occur on a less than one-for-one basis.

Registration Rights

Pursuant to a joinder agreement, dated as of June 23, 2023, by and among the Issuer and the Reporting Person, the holders of at least 30% in interest of the then outstanding registrable securities may make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933 (the “Securities Act”). In addition, the Reporting Person will have “piggy-back” registration rights to include his securities in other registration statements filed by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Promissory Note

As disclosed in the definitive proxy statement dated June 7, 2023 (as supplemented by the proxy supplement dated June 14, 2023, the “Proxy Statement”), relating to the Issuer’s extraordinary general meeting, Sponsor agreed that if the proposal to amend the Issuer’s amended and restated memorandum and articles of association to extend the date by which the Issuer has to consummate a business combination twelve (12) times for an additional one (1) month each time (each, an “Extension Period”) from June 25, 2023 up to June 25, 2024 was approved, Sponsor or its designee would deposit into the trust account established in connection with the Issuer’s initial public offering as a loan, an amount equal to the lesser of (x) $100,000 or (y) $0.04 per public share multiplied by the number of public shares of the Issuer that were not redeemed in connection with the shareholder vote to approve such extension, for each month of the Extension Period elected by the Issuer’s board of directors.

Pursuant to the Purchase Agreement, the Sponsor designated Acquirer as its designee to make the Contribution, and Acquirer agreed to make the Contribution subject to consummation of the transactions contemplated by the Purchase Agreement. On June 23, 2023, Acquirer advanced $100,000 to the Issuer for the first Extension Period.

On June 22, 2023, the Issuer issued a convertible promissory note to Acquirer with a principal amount up to $1.5 million (the “Note”). The Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Issuer’s initial business combination, or (b) the date of the Issuer’s liquidation. If the Issuer does not consummate an initial business combination by the end of the Extension Period, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon maturity, the outstanding principal of the Note may be converted into warrants, at a price of $1.50 per warrant, at the option of Acquirer. Such warrants will have terms identical to the warrants issued to the Sponsor in a private placement that closed simultaneously with the Issuer’s initial public offering.

Item 7	Material to be Filed as Exhibits

Exhibit No.	Description
1	Purchase Agreement, dated June 15, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2023).
2	Promissory Note, dated June 22, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023	/s/ Harry L. You
Harry L. You